Exhibit 1

Alpha Pro Tech
LTD.

ALPHA PRO TECH, LTD. ANNOUNCES RECORD REVENUES OF $9.9 MILLION AND
EARNINGS PER SHARE OF $0.05 FOR THE SECOND QUARTER OF 2006

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
Email: ir@alphaprotech.com

•                  Total revenue increased 9.3% to a record $9.9 million

•                  Engineered Products revenue increased 98.2% to $2.2 million

•                  Infection Control products, driven by strong mask sales, were up 57.3%

•                  Gross profit margins for Engineered Products segment improved 31.0%

Nogales, Arizona—August 8, 2006, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, announced its financial results for the second quarter and six-month period ended June 30, 2006.

Consolidated sales for the second quarter increased to a record $9.9 million, up 9.3% from $9.0 million reported for the quarter ended June 30, 2005. The increase was primarily related to increased sales in the Engineered Products and the Infection Control segment.  Engineered Products segment sales for the quarter increased 98.2% to a record $2.2 million compared to $1.1 million for the same period of 2005 and increased 24.0% sequentially from the prior quarter.  We are working closely with our exclusive distributor and are very encouraged by the response to our product line.  Infection Control segment sales for the quarter increased 57.3% to $1.8 million compared to $1.2 million for the same period of 2005. Mask sales in this segment, especially sales of the Company’s N-95 NIOSH approved Respirator mask, were particularly strong in the second quarter of 2006 as concerns about Avian Flu continued.

Sales for the Disposable Protective Apparel segment for the quarter decreased by 14.0% to $5.5 million compared to $6.4 million for the same period of 2005.  Even though sales within this segment were down as compared to the second quarter of last year, sales during this past quarter were the second highest on record.  Reported results were primarily down as compared to last year due to a back-order situation that occurred in the first quarter of 2005 that beneficially impacted the second quarter 2005 results.  “We have begun to experience a more normalized ordering pattern from our largest customer over the last several months and combined with the launch of the Company’s new ComforTech® line of products we expect growth to resume within this segment during the second half of the year,” commented Al Millar, President of Alpha Pro Tech.

Al Millar, President of Alpha Pro Tech continued, “We are pleased with the growth in our Engineered Products segment particularly in our roof underlayment product which experienced both a healthy year over year and a sequential quarter over quarter increase in sales as we continue to gain market share.  We believe our roof underlayment product represents a differentiated and attractive offering for builders due to its ease of use, durability and safety.  We are optimistic on the prospects for significant growth for this product. Strategically, our ongoing effort to provide increased support to our exclusive distributor continues to result in a more effective sales process.  With approximately $4.0 million in sales through the first half of the year combined with our expectation for improving sales in the second half of 2006, we expect to either meet or surpass $8.0 million in sales for the Engineered Products segment.”

Gross profit increased by 9.4% to $4.6 million for the quarter, resulting in a 46.8% gross profit margin, from $4.2 million, or 46.7% gross profit margin, for the same period in 2005. Gross profit margin on the Engineered Products segment was 31.0% for the second quarter compared to 25.2% for the same period of 2005 driven by higher overall sales and utilization. Gross profit on this product line is expected to be in the low to mid 30% range in the second half of this year.  “Our overall gross profit margins remained relatively flat compared to last year primarily as a result of a strong contribution of N-95 Respirator sales and improving margins within our Engineered Product segments, offsetting a lower overall contribution from Disposable Protective Apparel, one of our highest margin businesses,” Mr. Millar further commented.

Selling, general and administrative expenses increased by 8.1% to $2.7 million for the quarter from $2.5 million for the same quarter last year. Operating expenses increased to support overall revenue growth particularly within Engineered Products, offset partially by decreased Sarbanes-Oxley corporate compliance expenses. Despite the increase in overall expense dollars, operating expenses decreased slightly as a percentage of revenue to 27.5% compared to 27.8% last year.

Income from operations increased by 12.8%, to $1.8 million, or 18.1% of revenue for the quarter as compared to income from operations of $1.6 million, or 17.6% of revenue for the quarter ended June 30, 2005. The provision for income taxes for the quarter was $662,000 compared to $592,000 for the quarter ended June 30, 2005, resulting in an effective tax rate of 37.0% which was relatively unchanged versus last year.

Net income for the quarter was $1.1 million compared to net income of $1.0 million for the quarter ended June 30, 2005, an increase of 12.3%. Basic and diluted income per share for the quarter was $0.05, based on 25.0 million fully diluted shares, compared to basic and fully diluted earnings per share of $0.04, based on 25.1 million fully diluted shares, for the second quarter last year.

For the first six months of 2006, consolidated sales increased 11.4% to $17.9 million from $16.0 million for the six months ended June 30, 2005 due to increased sales of construction supply weatherization products and infection control segment sales. The Engineered Products segment sales for the six months increased 89.6% to $4.0 million from $2.1 million in the same period of 2005. Infection Control segment sales for the six months increased 47.7% to $3.5 million from $2.4 million in the same period of 2005 due in large part to sales of the Company’s N-95 NIOSH approved Respirator mask. Sales for the Disposable Protective Apparel segment for the six months were $9.6 million a decrease of 10.1% compared to $10.7 million for the same period of 2005.

Gross profit margin was relatively unchanged at 46.3% for the six months ended June 30, 2006 from 46.1% for the same period in 2005. Gross profit margin for the Engineered Products segment was 30.3% for the six months as compared to 23.0% for the same period of 2005.

Selling, general and administrative expenses increased 7.1% to $5.2 million, or 29.2% of sales, for the six months from $4.9 million, or 30.4% of sales, for the six months ended June 30, 2005. Although selling, general and administrative expenses increased in overall dollars, they decreased as a percentage of revenue to 29.2% compared to 30.4% last year.

Income from operations for the six months increased 24.3% to $2.8 million from $2.3 million for the same period last year. Net income for the six months was $1.8 million, or $0.07 per basic and fully diluted share (based on 25.0 million shares) compared to net income of $1.4 million, or $0.06 per basic and fully diluted (based on 25.1 million shares) for the comparable prior-year period.

The balance sheet continued to remain strong with a current ratio of 10.0 to 1 on June 30, 2006. The Company completed the quarter with cash and cash equivalents of $349,000 and working capital of $16.4 million. Inventories during the quarter totaled $11.3 million and were up 6.7% compared to December 31, 2005. The increase is attributable to an increase in inventory for the Engineered Product segment, partially offset by a decrease in Disposable Protective Apparel inventory. Based on current sales levels, the Company has an elevated inventory level associated within Engineered Products but Management believes that inventories will be lower by year end as sales of these products continue to increase. Based on a reduction in inventory and access to an unused $3.5 million credit facility, management believes there is ample cash to meet future working capital needs. The Company currently has no outstanding debt.

Mr. Millar concluded, “We are encouraged by the trends we are seeing in each of our main business segments and believe we are well positioned to further capitalize on each of these respective opportunities. Our relationship with our largest distributor for Disposable Protective Apparel products remains solid and we believe that their orders in the second half of 2006 will exceed their orders in the second half of last year.  Within Engineered Products we will continue to work closely with our distributor to improve our brand awareness and further market the benefits of our products versus competitive offerings. While it is very difficult to forecast future sales of N-95 Respirator masks in regards to Avian Flu we are confident that if concerns continue to build we have the available capacity to meet surging demand. Based on these factors we are expecting to see improved revenues and profits in the second half of 2006 as compared to last year.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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—tables follow—

Alpha Pro Tech, Ltd.

Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Net sales	9,879,000	$9,040,000	$17,850,000	$16,022,000

Cost of goods sold, excluding depreciation and amortization	5,256,000	4,813,000	9,586,000	8,634,000

Gross margin	4,623,000	4,227,000	8,264,000	7,388,000

Expenses:
Selling, general and administrative	2,719,000	2,516,000	5,214,000	4,868,000
Depreciation and amortization	112,000	123,000	223,000	246,000

Income from operations	1,792,000	1,588,000	2,827,000	2,274,000

Other income (expense)
Equity in income (loss) of unconsolidatedaffiliates	(10,000)	—	(20,000)	—
Interest, net	6,000	7,000	11,000	23,000

Income before provision for income taxes	1,788,000	1,595,000	2,818,000	2,297,000

Provision for income taxes	662,000	592,000	1,043,000	850,000

Net income	$1,126,000	$1,003,000	$1,775,000	$1,447,000

Basic net income per share	$0.05	$0.04	$0.07	$0.06

Diluted net income per share	$0.05	$0.04	$0.07	$0.06

Basic weighted average shares outstanding	24,092,384	23,678,955	24,081,010	23,662,572

Diluted weighted average shares outstanding	24,987,217	25,075,759	25,012,983	25,059,376

Balance Sheet Highlights

	June 30th 2006	December 31st 2005
Cash	$349,000	$1,163,000
Total Current Assets	$18,272,000	$16,874,000
Net Property and Equipment	$3,382,000	$3,389,000
Total Assets	$23,256,000	$21,871,000

Total Current Liabilities	$1,837,000	$2,576,000
Total Liabilities	$2,489,000	$3,228,000
Shareholder’s Equity	$20,767,000	$18,643,000
Total Liabilities and Equity	$23,256,000	$21,871,000